HF Sinclair Corp (DINO)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Vote for Proposal 5 for a realistic right for shareholders to call for a special shareholder meeting

The most important point here is that it currently takes 68% of the DINO shares that typically vote at the annual meeting for DINO shareholders to call for a special shareholder meeting.

It is unlikely that anyone can name another company with a higher than 68% threshold.

Perhaps a prize should be offered to anyone who can name a company with higher than 68% threshold for this important shareholder right.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.